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     March 1, 2023

       John Morgan
       Chief Executive Officer
       Nitches Inc.
       1333 N Buffalo Dr.
       Suite 210
       Las Vegas, NV 89128

                                                        Re: Nitches Inc.
                                                            Form 10-12G
                                                            Filed December 2,
2022
                                                            File No. 000-13851

       Dear John Morgan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




     Sincerely,


     Division of Corporation Finance

     Office of Manufacturing